**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D. C. 20549**


03025150

# *FORM 11-K*



**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. STOCK PURCHASE AND SUPPLEMENTAL RETIREMENT PLAN*

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

*Subsequent to December 31, 2002, this plan has changed its name to Libbey Inc. Supplemental Retirement Plan

CR

## REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements
   - Report of Independent Auditors
   - Statements of Net Assets Available for Benefits as of December 31, 2002, and December 31, 2001
   - Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2002 and December 31, 2001
   - Notes to Financial Statements
   - Supplemental Schedules
     -- H, Line 4i  Schedule of Assets (Held at End of Year)

2. Exhibits
   (23) Consent of Independent Auditors
   (99.1) Certification of Plan Administrator

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
SUPPLEMENTAL RETIREMENT PLAN
formerly known as LIBBEY INC. STOCK PURCHASE AND SUPPLEMENTAL RETIREMENT PLAN

Dated: June 27, 2003

By: Libbey
Employee Benefits Committee
Plan Administrator

By: 

Timothy T. Paige
Chairman
Employee Benefits Committee



Patricia S. Hanna
Secretary of the Employee Benefits Committee

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

# Report of Independent Auditors

Libbey Inc. Employee Benefits Committee
Libbey Inc. Stock Purchase and Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Stock Purchase and Supplemental Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 24, 2003

# FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Libbey Inc. Stock Purchase and Supplemental Retirement Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Libbey Inc. Stock Purchase and
Supplemental Retirement Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

## Contents



0304-0423518

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

# Report of Independent Auditors

Libbey Inc. Employee Benefits Committee
Libbey Inc. Stock Purchase and Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Stock Purchase and Supplemental Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 24, 2003

Libbey Inc. Stock Purchase and Supplemental Retirement Plan

Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2002** | **2001** |
| **Assets** | | |
| Investments *(Note 3)* | **$ 22,415,078** | $ 22,683,624 |
| Contribution receivable | **90,362** | 2,978 |
| Receivable from asset sales | **-** | 181,167 |
| Accrued investment income | **-** | 173 |
| | **22,505,440** | 22,867,942 |
| **Liabilities** | | |
| Accrual for investment purchases | **-** | 28,344 |
| Net assets available for benefits | **$ 22,505,440** | $ 22,839,598 |

*See accompanying notes.*

## Libbey Inc. Stock Purchase and Supplemental Retirement Plan

## Statements of Changes in Net Assets Available for Benefits

| | Years ended December 31 | |
|---|---|---|
| | **2002** | **2001** |
| Net investment income: | | |
| Interest and dividends | **$ 298,012** | $ 438,837 |
| Net realized and unrealized depreciation in fair value of investments *(Note 3)* | **(3,709,917)** | (923,466) |
| | **(3,411,905)** | (484,629) |
| Contributions: | | |
| Employee | **2,723,968** | 2,585,886 |
| Employer | **1,044,303** | 969,634 |
| | **3,768,271** | 3,555,520 |
| Employee withdrawals | **(1,287,369)** | (578,642) |
| Transfer from an affiliated plan *(Note 1)* | **643,032** | - |
| Plan to plan transfers | **(8,498)** | (11,357) |
| Other | **(37,689)** | (118,262) |
| (Decrease) increase in net assets available for benefits | **(334,158)** | 2,362,630 |
| Net assets available for benefits at beginning of year | **22,839,598** | 20,476,968 |
| Net assets available for benefits at end of year | **$ 22,505,440** | $ 22,839,598 |

*See accompanying notes.*

## 1. Description of Plan

### General

The Libbey Inc. Stock Purchase and Supplemental Retirement Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible hourly employees. Effective December 2, 2002, the Libbey Inc. Long Term Savings Plan and Trust was merged into the Plan.

The Plan is a defined contribution plan that provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Employee contributions are 100% vested immediately. Contributions may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed monthly; any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

The Owens-Illinois Company Stock Fund represents amounts transferred from a predecessor plan and is no longer an investment option for current contributions.

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's contributions, not to exceed three percent (3%) of the participant's compensation. Company matching contributions are invested in the Libbey Company Stock Fund, and may be immediately re-directed by the participant. Company matching contributions are immediately 100% vested.

Within certain limitations, participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

## 1. Description of Plan (continued)

### Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the entire interest of each participant's account is distributed to the participants.

## 2. Summary of Significant Accounting Policies

### Trusteed Assets

For the year ended December 31, 2001, and the period January 1 to December 2, 2002, all of the assets of the Plan were held by the Trustee, Key Trust Company of Ohio, N.A. For the period December 2, 2002 to December 31, 2002, all of the assets of the Plan were held by the Trustee, JPMorgan Chase Bank.

### Investment Valuation

Investments in the four Harbor Funds, two JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock and Owens-Illinois, Inc. common stock are recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC's) are valued at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies (continued)

### Plan Expenses

Substantially all Plan expenses are paid by the Company.

### New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Contribution Pension Plans," requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. The FASB has issued an exposure draft dated May 1, 2002, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which addresses this discrepancy. The amendment proposes that certain investment contracts are not subject to SFAS No. 133. Until this discrepancy is resolved, the contract value for those instruments of $3,619,894 at December 31, 2002, has been included in the financial statements. Refer to Note 4 for further discussion of GICs.

## 3. Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

| | December 31 | |
|---|---|---|
| | **2002** | **2001** |
| Libbey Common Stock | **$ 7,752,267** | $ 8,010,775 |
| Participant Loan Fund* | **2,463,035** | 2,356,797 |
| JP Morgan Public Bonds * | **2,388,250** | - |
| Harbor Capital Appreciation Fund | **1,898,436** | 2,766,029 |
| Harbor Bond Fund | **1,753,125** | 1,356,328 |
| Harbor International Fund | **1,623,231** | 1,661,998 |
| Victory DCS MaGIC Fund* | **-** | 2,914,028 |
| Harbor Growth Fund | **-** | 1,454,101 |
| Harbor Value Fund | **-** | 1,243,269 |

* The fund is sponsored by the Plan Trustee.

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

| | December 31 | |
|---|---|---|
| | **2002** | **2001** |
| Common stock | **$ (1,361,476)** | $ 501,937 |
| Mutual funds | **(2,348,441)** | (1,425,403) |
| | **$ (3,709,917)** | $ (923,466) |

## 4. Synthetic Guaranteed Investment Contracts

During 2002, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. These contracts are included in the financial statements at contract value.

### 5. Loan Fund

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with their current choice of investment options.

### 6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

### 7. Subsequent Event

Effective January 1, 2003, the Plan changed its name to the Libbey Inc. Supplemental Retirement Plan.

# Supplemental Schedule

Libbey Inc. Stock Purchase and Supplemental Retirement Plan

EIN: 34-1559357 Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value | Current Value |
|---|---|---|
| Mutual funds: | | |
| * JP Morgan Public Bonds | 138,530 shares of Mutual Funds | **$2,388,250** |
| Harbor Capital Appreciation Fund | 93,935 shares of Mutual Funds | **1,898,436** |
| Harbor Bond Fund | 149,840 shares of Mutual Funds | **1,753,125** |
| Harbor International Fund | 60,433 shares of Mutual Funds | **1,623,231** |
| * JP Morgan Mortgage Private Placement | 50,797 shares of Mutual Funds | **993,588** |
| Harbor Large Capital Value Fund | 78,261 shares of Mutual Funds | **885,129** |
| AIM Small Cap Growth | 39,112 shares of Mutual Funds | **722,782** |
| American Century Investments Strategic Moderate | 81,440 shares of Mutual Funds | **427,558** |
| Barclay's Equity Index Fund | 16,401 shares of Mutual Funds | **415,286** |
| * JP Morgan Public Mortgage | 10,553 shares of Mutual Funds | **180,461** |
| American Century Investments Small Capital Value | 17,964 shares of Mutual Funds | **121,972** |
| Dodge & Cox Stock Fund | 1,309 shares of Mutual Funds | **115,247** |
| * JP Morgan Liquidity | 99,102 shares of Mutual Funds | **99,102** |
| American Funds Growth Fund of America | 4,693 shares of Mutual Funds | **86,687** |
| American Century Investments Equity Income | 10,795 shares of Mutual Funds | **70,490** |
| American Century Investments Strategic Conservative | 13,700 shares of Mutual Funds | **66,445** |
| American Century Investments Strategic Aggressive | 7,826 shares of Mutual Funds | **43,041** |
| Common stock: | | |
| Libbey Inc. | 543,664 shares of Common Stock | **7,752,267** |
| Owens-Illinois | 18,662 shares of Common Stock | **15,833** |
| Money market funds: | | |
| * JP Morgan 100% US Treasury | 298,923 units | **298,923** |
| * JP Morgan Cash Fund | 35,697 units | **35,697** |
| Synthetic wrapper value | Synthetic Guaranteed Investment Contract | **(41,507)** |

| Borrower | Interest Rate | Current Value |
|---|---|---|
| * Participant loans | 5.25% - 10.50% | **$ 2,463,035** |

* Indicates a party-in-interest to the Plan.

Exhibit 23

## Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-64726) pertaining to the Libbey Inc. Stock Purchase and Retirement Savings Plan and the Libbey Inc. Stock Purchase and Supplemental Retirement Plan of our report dated June 12, 2003, with respect to the financial statements and supplemental schedule of the Libbey Inc. Stock Purchase and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Toledo, Ohio
June 27, 2003

Exhibit 99.01

**Certification of Plan Administrator**

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned plan administrator of the Libbey Inc. Supplemental Retirement Plan (the "Plan") hereby certifies, to his knowledge, that:

(i) the accompanying Annual Report on Form 11-K of the Plan for the annual period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.[1]

Dated: June 27, 2003



Timothy T. Paige
Chairman, Employee Benefits Committee, and
Vice President Administration
Libbey Inc.

---

[1] The foregoing certification has been provided in accordance with the requirements of Section 906 of the Sarbanes-Oxley Act. Because it is an employee benefit plans, the Plan do not have results of operations. The foregoing certification is being "furnished", not filed, and thus is not incorporated by reference into any 1933 Act registration statement.